Exhibit 99.100

To the United States Securities and Exchange Commission

We hereby consent to the incorporation by reference to the Registration Statement on Form 40-F of NuRan Wireless Inc. (the “Company”) of our report dated April 30, 2025, with respect to the consolidated statement of financial position of the Company as at December 31, 2024, and the consolidated statements of net loss and comprehensive loss, changes in shareholders’ equity (deficiency) and cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information.

Toronto, Canada	Chartered Professional Accountants
June 24, 2026	Licensed Public Accountants

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